UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2022
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated November 30, 2022, announcing the Company’s dividend and earnings report for the third quarter of 2022.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-261630), filed with the U.S. Securities and Exchange Commission with an effective date of February 14, 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: December 2, 2022	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 1

Nordic American Tankers Limited (NYSE: NAT) – Report September 30, 2022 (Third quarter 2022) – Good times for our Suezmax tankers. Increased dividends expected.

Wednesday, November 30, 2022

Highlights:

1
The average Time Charter Equivalent (TCE) for our fleet during the third quarter of 2022 came in at $27,850 per day per ship, up from the second quarter of $20,080 per day per vessel. Rates have risen dramatically during the fourth quarter and so far, 74% of our spot voyage days have been booked at an average TCE of $54,100 per day per ship. Our operating costs are $8,000 per day per ship.

2
The net profit for 3Q 2022 was $10.0 million or an Earnings per share (EPS) of $0.05. The second quarter saw a net loss of -$4 million and an EPS of -$0.02. Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) for 3Q 2022 doubled from the previous quarter and came in with a positive $29.6 million, compared to an EBITDA of $14.2 million in 2Q 2022.

3
As previously announced, the dividend for the third quarter of 2022 will be 5 cents ($0.05) per share and will be payable on December 20, 2022 to shareholders on record as of December 6, 2022. Based on our fourth quarter performance so far, we anticipate the dividend for the fourth quarter could double, compared to the third quarter payout. This dividend is expected to be announced in February 2023 and paid in March 2023.

4
Political uncertainty has always stimulated demand for our ships. Given the geopolitical realities we face now, oil will have to be transported over longer distances than in the past, increasing ton-mile and demand for our tankers.

5
The orderbook for new suezmax tankers scheduled to join the global fleet currently stands at 11 ships (2% of the world suezmax fleet) through 2024. A low orderbook is a leading indicator of improved utilization and earnings for our tankers.

6
The combination of ton-mile expansion and low supply growth is bullish news for our vessels for 2023 and beyond. NAT has 19 one-million barrel suezmax tankers on the water, making money every day, Sundays and Holidays included.

7
The NAT fleet of versatile suezmax tankers offers flexibility in loading and discharging around the world that helps our clients manage their requirements efficiently under quickly changing circumstances.

8	Through careful voyage planning and adjustment of speed of our vessels, the NAT fleet is reducing emissions.
9
NAT has one of the lowest debt levels among publicly listed tanker companies. Our net debt stood at $224 million equal to $11.2 million per ship at September 30, 2022. In the solid tanker market we now see, our debt is reduced by the day. The objective of NAT is to become more or less debt free, which was the case in the past.

10	Financial information for the third quarter of 2022 and for other periods is included later in this report.

Our Fleet

As of September 30, 2022 our fleet consisted of 20 well maintained Suezmax tankers with a cargo lifting capacity of 1 million barrels of oil each. We only have Suezmaxes in our fleet. After the sale of “Nordic Cosmos” that was delivered to new owners in October, we have a fleet of 19 Suezmax tankers.

We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment. The outcome of the inspections of our ships by oil companies (“vetting”) reflect the good quality and maintenance of our fleet.

The main operational challenges during the pandemic and now with the conflict in Ukraine have been related to crews and our work to safeguard our seafarers and our ships.

NAT has one of the largest fleets of Suezmax tankers in the world. In a capital intensive industry like ours, careful maintenance of our ships and the timing & financing of expansion are key elements to ensure both our financial stability and our commitment to paying cash dividends.

Results for the third quarter 2022

For the third quarter 2022 the net profit was $10.0 million or an EPS of $0.05. This is a significant improvement compared with the second quarter this year, where we recorded a net loss of -$4.0 million or an EPS of -$0.02. For the third quarter 2021, the net loss was -$44.7 million million or -$0.27 per share.

The average time charter equivalent (TCE) for our fleet during the third quarter of 2022 came in at $27,850 per day per ship, up from the second quarter of $20,080 per day per vessel. The fourth quarter has accelerated and so far, 74% of our spot voyage days have been booked at an average TCE of $54,100 per day per ship. This number is on a discharge-to-discharge basis. We currently have 15 of our nineteen vessels in the spot market.

For detailed information about our statement of operations (P&L), balance sheet, cash flow and reconciliation of certain Non-GAAP financial measures, we refer to the tables on page 5 and 6 of this press release.

Financing

Our Net Debt (total liabilities less current assets) stood at $224.3 million, which equals $11.2 million per ship based on 20 vessels, as of September 30, 2022.

The details of our two financing arrangements are as follows;

1)
The total outstanding balance to CLMG/Beal Bank (including current portion of the debt), was $153.0 million as of Sept. 30, 2022. The total outstanding balance to CLMG/Beal Bank as of the date of this report is $130.2 million.

2)	The 5 vessels financed through Ocean Yield have as of September 30, 2022 a total outstanding balance of $184.3 million, including current portion of the debt.

Current portion of long term debt is presented in our balance sheet with a total of $46.0 million net of transaction costs. This number includes $20.8 million for expected debt repayment associated with vessels held for sale, current portion of the long term debt related to CLMG/Beal Bank of $11.4 million and $13.8 million related to the Ocean Yield financing. Restricted cash of $13.9 million is related to deposits held for future Drydockings of our vessels, in accordance with our borrowing agreement with Beal Bank/CLMG.

Since the beginning of 2022 and up until mid August, we have utilized gross $33.6 million of the $60 million At-The-Market (“ATM”) registration dated February 14, 2022. We have not utilized the ATM since.

For the third quarter of 2022 a cash dividend of 5 cent ($0.05) per share has been declared. This is our consecutive quarterly dividend number 101. In a rising market for our vessels, a higher dividend can be expected.

Payment of the dividend will be on December 20, 2022, to shareholders of record on December 6, 2022.

World Economy and the Tanker Market

With no quick fix to the geopolitical realities, energy security will continue to take the center stage on the global scene. Commercial oil stocks are still too low for comfort given these circumstances, and demand is showing little signs of easing. Energy security, demand and sanctions will force oil to be transported over longer distances. A key to solving these challenges is shipping, and our versatile and flexible Suezmax oil tankers are fit for this task.

On the supply side the world’s Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 572 vessels as of September 30, 2022, with only 11 vessels in order (2% of the world suezmax fleet). This is a historically low orderbook by any measure. Out of the 32 conventional Suzmax tankers scheduled for delivery this year, 31 has already been delivered and for the rest of 2022 we see 1 conventional Suezmax tanker for delivery. Only seven suezmax tankers are scheduled to be delivered from the shipyards in 2023 and only three Suezmax tankers are in the orderbooks for 2024.

In addition to this, shipyard capacity has to large extent been booked by bulk, gas and container ships, leaving very limited capacity to build additional Suezmax tankers with quality yards on this side of 2025. This is very good news for the long term market dynamics in our industry.

All of the above are good news for the short- and long term outlook for our tankers. It is our opinion that the tanker markets will continue strong going into the winter.

The supply of tanker tonnage is inelastic in the short-term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.

Corporate Governance/Conflict of Interests

It is vital to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.

Strategy Going Forward

The NAT strategy is built on expanding and maintaining a homogenous and top quality fleet, leveraging on our industry network and close customer relationships with major oil companies and oil traders.

We are a dividend company with the objective of having a strong balance sheet and low G&A costs, enabling us to distribute free cash flows to our shareholders.

In an improved market, higher dividends can be expected.

Our current fleet of 19 more or less identical vessels is a special feature of NAT that is particularly valuable to our customers.

NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.

* * * * *

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED)		Three Months Ended		Nine Months Ended
	Sep. 30, 2022	Jun. 30, 2022	Sep. 30, 2021	Sep. 30, 2022	Sep. 30, 2021
Amounts in USD '000

Net Voyage Revenue	47,382	34,750	9,313	97,728	44,872

Vessel Operating Expenses	(14,829)	(16,713)	(17,388)	(48,212)	(51,440)
Depreciation Expenses	(12,299)	(12,515)	(17,595)	(37,688)	(52,074)
Gain (Loss) and Impairment on Disposal of Vessels	1,173	127	(8,406)	28	(8,406)
General and Administrative Expenses	(4,282)	(3,734)	(4,096)	(13,712)	(11,264)
Operating Expenses	(30,237)	(32,834)	(47,485)	(99,584)	(123,184)
Net Operating Income (Loss)	17,145	1,916	(38,172)	(1,856)	(78,312)

Interest Expense	(7,278)	(5,633)	(6,397)	(19,008)	(19,719)
Other Financial Income (Expenses)	141	(237)	(96)	(67)	(348)
Total Other Expenses	(7,137)	(5,870)	(6,493)	(19,075)	(20,067)
Net Income (Loss)	10,009	(3,954)	(44,665)	(20,931)	(98,379)
Basic and Diluted Earnings (Loss) per Share	0.05	(0.02)	(0.27)	(0.10)	(0.63)
Weighted Average Number of Common Shares Outstanding	206,904,866	201,038,067	164,225,057	199,705,596	157,271,349
Common Shares Outstanding	208,796,444	202,672,862	171,964,413	208,796,444	171,964,413

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)	Sep. 30, 2022	Dec. 31, 2021
Amounts in USD '000

Cash and Cash Equivalents	37,154	34,739
Restricted Cash	13,902	9,909
Accounts Receivable, Net	25,889	9,374
Prepaid Expenses	5,448	4,847
Inventory	27,084	20,873
Voyages in Progress	16,730	10,488
Other Current Assets	2,559	1,918
Vessels Held for Sale	15,097	14,960
Total current assets	143,863	107,108
Vessels, Net	735,777	715,264
Vessels under Construction	0	24,270
Other Non-Current Assets	2,288	4,511
Total Non-Current Assets	738,065	744,045
Total Assets	881,928	851,153

Accounts Payable	4,640	6,552
Accrued Voyage Expenses	13,278	14,985
Other Current Liabilities	9,964	8,561
Dividends Payable	6,264	0
Current Portion of Long Term Debt	46,027	37,547
Total Current liabilities	80,172	67,645
Long-Term Debt	286,649	283,411
Other Non-Current Liabilities	1,301	1,873
Total Non-current Liabilities	287,950	285,284
Shareholders' Equity	513,806	498,224
Total Liabilities and Shareholders' Equity	881,928	851,153

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW (UNAUDITED)	Nine Months Ended	Twelve Months Ended
Amounts in USD '000	Sep. 30, 2022	Dec. 31, 2021

Net Cash Used in Operating Activities	(16,408)	(44,458)

Investment in Vessels	(63)	(3,868)
Investment in Other Fixed Assets	0	(589)
Investment in Vessels under Construction	(90,168)	(13,270)
Proceeds from Vessel Sales	60,152	14,262
Net Cash Used in Investing Activities	(30,079)	(3,465)

Proceeds from Issuance of Common Stock	49,096	80,051
Proceeds from Borrowing Activities	88,000	0
Repayments of Vessel Financing	(7,956)	(7,958)
Repayment of Borrowing Facility	(70,104)	(30,780)
Financing Transaction Costs	0	(1,100)
Dividends Distributed	(5,978)	(9,700)
Net Cash Provided by Financing Activities	53,058	30,513

Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	6,572	(17,409)
Effect of exchange rate changes on Cash	(164)	(13)
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	44,648	62,070
Cash, Cash Equivalents and Restricted Cash at End of Period	51,056	44,648
Cash and Cash Equivalents	37,154	34,739
Restricted Cash	13,902	9,909

NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Nine Months Ended
Amounts in USD '000	Sep. 30, 2022	Jun. 30, 2022	Sep. 30, 2021	Sep. 30, 2022	Sep. 30, 2021
Voyage Revenue	104,879	74,924	40,330	229,133	140,722
Voyage Expense	(57,497)	(40,174)	(31,017)	(131,405)	(95,850)
Net Voyage Revenue (1)	47,382	34,750	9,313	97,728	44,872

	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Sep. 30, 2022	Jun. 30, 2022	Sep. 30, 2021	Dec. 31, 2021
Net Income (Loss)	10,009	(3,954)	(44,665)	(171,328)
Interest Expense	7,278	5,633	6,397	26,380
Depreciation Expense	12,299	12,515	17,595	68,352
EBITDA (2)	29,586	14,194	(20,673)	(76,596)
Impairment	0	0	8,406	60,311
ADJUSTED EBITDA	29,586	14,194	(12,267)	(16,285)

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
EBITDA is included because certain investors use this data to measure a shipping company's financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Alexander Kihle, Finance Manager Nordic American Tankers Ltd Tel: +47 91 72 41 71
Bjørn Giæver, CFO Nordic American Tankers Limited Tel: +1 888 755 8391
Herbjørn Hansson, Chairman & CEO Nordic American Tankers Limited

Web-site: www.nat.bm